[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 15, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Preliminary Proxy Materials for Tennenbaum Opportunities Fund V, LLC and Tennenbaum Opportunities Partners V, LP.

Dear Sir or Madam:

On behalf of Tennenbaum Opportunities Fund V, LLC and Tennenbaum Opportunities Partners V, LP (the "Funds"), electronically transmitted herewith, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, please find a preliminary proxy statement for the Funds.

Should you have any questions or require additional information with respect to the foregoing, please contact the undersigned at (212) 735-2025.

Very truly yours,

/s/ Nicholas J. Colombo

Nicholas J. Colombo